Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.

Interim Consolidation Financial Statements
(Expressed in Canadian dollars)
(Unaudited )

July 31, 2005

LANCASTER & DAVID C H A R T E R E D A C C O U N T A N T S	Incorporated Partners David E. Lancaster, C.A. Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Reg Technologies Inc. as at July 31, 2005 and the interim consolidated statements of loss and deficit and cash flows for the three month period ended July 31, 2005 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
October 3, 2005

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 Facsimile: 604.602.0867
New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 Facsimile: 604. 524.9837
Telephone: 604.717.5526 Email: admin@lancasteranddavid.ca

F-1

Reg Technologies Inc.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	July 31,	April 30,
	2005	2005
	$	$
		(Audited)
ASSETS
Current Assets
Cash	5,112	166,734
Amounts receivable	1,863	3,188
Prepaid expenses	422,305	21,664
Total Current Assets	429,280	191,586
Intangible Assets	1	1
Total Assets	429,281	191,587

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	144,271	135,505
Due to related companies (Note 5)	599,860	164,267
Total Liabilities	744,131	299,772
Contingenciy and Commitment (Notes 1)
Commitments (Note 6)
Subsequent Events (Note 7)
SHAREHOLDERS’ EQUITY (DEFICIT)
Share Capital (Note 3)	11,059,952	11,038,596
Common Shares Subscribed	83,871	–
Contributed Surplus	244,953	236,977
Donated Capital (Note 5(c))	809,640	757,740
Deferred Compensation	(13,065)	(16,985)
Foreign Currency Translation Adjustments	(822,944)	(838,771)
Deficit	(11,677,257)	(11,285,742)
Total Shareholders’ Equity (Deficit)	(314,850)	(108,185)
Total Liabilities and Shareholders’ Equity (Deficit)	429,281	191,587

Approved on behalf of the Board:

“John G. Robertson”	“Jennifer Lorette”
John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–2

Reg Technologies Inc.
Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	For the Three Months Ended
	July 31,	July 31,
	2005	2004
	$	$
Revenue	–	–

Operating Expenses
General and administrative	224,129	127,782
Foreign exchange	(2,226)	(1,214)
Stock-based compensation	10,798	30,079
Total Expenses	232,701	156,647
Net Loss Before Other Income (Expense)	(232,701)	(156,647)
Other Income (Expense)
Loss on intangible assets written-off	(184,830)	(3,597)
Gain on sale subsidiary’s shares	25,096	–
Gain (Loss) on issue by subsidiary of its own shares outside the
consolidated group	–	27,650
Interest income	425	1
Non-controlling interest	496	92,868
Net Loss for the Period	(391,514)	(39,725)
Deficit – Beginning of Period	(11,285,743)	(5,654,260)
Deficit – End of Period	(11,677,257)	(5,693,985)
Net Loss Per Share – Basic and Diluted	(0.02)	–
Weighted Average Shares Outstanding	22,253,000	22,100,000

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–3

Reg Technologies Inc.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	For the Three Months Ended
	July 31,	July 31,
	2005	2004
	$	$
Cash Flows From (To) Operating Activities
Net Income (Loss)	(391,514)	(39,725)
Adjustment to reconcile net loss to net cash used in operating activities
Services paid by issuing shares of subsidiary	–	32,462
Stock-based compensation	10,798	30,079
Non-controlling interest	–	(92,868)
Gain on issue by subsidiary of its own shares	–	(27,650)
Donated services	51,900	50,723
Loss on intangible assets written-off	–	3,597
Changes in non-cash working capital items
Accounts receivable	1,325	1,763
Prepaid expenses and deposits	(400,642)	(8,309)
Accounts payable and accrued liabilities	8,766	4,468
Net Cash Provided by (Used In) Operating Activities	(719,367)	(45,460)
Cash Flows To Investing Activities
Development costs – net of amortization	–	(3,101)
Patent protection costs	–	(8,429)
Net Cash Used In Investing Activities	–	(11,530)
Cash Flows From Financing Activities
Proceeds from related companies	435,593	59,317
Subscription received	83,871	16,619
Shares issued	21,356	–
Net Cash Provided By Financing Activities	540,820	75,936
Translation Adjustments	16,925	(33,622)
Increase (Decrease) in Cash	(161,622)	(14,676)
Cash – Beginning of Period	166,734	6,589
Cash – End of Period	5,112	(8,087)
Non-cash Investing and Financing Activities	–	–

Supplemental Disclosures
Interest paid	–	–
Income taxes paid	–	–

(The accompanying notes are an integral part of these interim consolidated financial statements)

F–4

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2005
(Unaudited – See Notice to Reader)

1.	Nature of Operations and Continuance of Operations

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.9 million shares of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. In November 2004, the Company acquired from Rand Energy Group Inc. the 100% interest in the rights, title and interest in and to the Technology, including all pending and future patent applications in respect of the Technology for all countries except the United States of America, for consideration of $50,000 per year or 5% of net profit, whichever is greater, with payment commencing on November 22, 2005 until the patents expire on the Technology. As at July 31, 2005, Rand Energy Group Inc. owes Reg Technologies $2,785,820 which will be fully repaid prior to royalty obligations due and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations. The Company’s direct investment in REGI U.S., Inc., together with its ownership in Rand Energy Group Inc., gives it control over 6,872,976 shares of REGI U.S., Inc., which shares had a value of approximately US$4,398,000 as of October 3, 2005. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

2.	Interim Financial Statements

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended July 31, 2005 are not necessarily indicative of the results that may be expected for the year ended April 30, 2006.

3.	Share Capital

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

Common shares issued:		Value
	#	$
Issued and outstanding at April 30, 2005	22,620,392	11,112,081
Issued during the period:
- By exercise of warrants	85,343	21,356
	22,705,735	11,133,437
Less treasury stock owned	(367,422)	(73,485)
Issued and outstanding at July 31, 2005	22,338,313	11,059,952

F–5

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2005
(Unaudited – See Notice to Reader)

3.	Share Capital (Continued)

	(a)	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	(b)	Treasury shares

The Company’s subsidiary, Rand Energy Group Inc. (“Rand”), purchased 183,711 units of a private placement for $27,557. In addition, Rand exercised its warrants and received 183,711 shares for $45,927 in December, 2004. At July 31, 2005 a total of 367,422 treasury shares were owned by Rand.

	(c)	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director’s has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one- quarter of the options vesting in any three-month period.

		Weighted
		average
	Number of	exercise price
	Shares	$

Outstanding and exercisable, April 30, 2005 and July 31, 2005	1,187,000	0.15

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise price	shares	life (years)	price	shares	price

$ 0.10	750,000	2.2	$ 0.10	750,000	$ 0.10
$ 0.30	162,500	3.1	$ 0.30	162,500	$ 0.30
$ 0.19	250,000	3.6	$ 0.19	250,000	$ 0.19
$ 0.14	25,000	3.7	$ 0.14	25,000	$ 0.14

	1,187,500	2.62	$ 0.15	1,187,500	$ 0.15

(d)	Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number of	exercise price
	Shares	$

Outstanding at April 30, 2005	727,289	0.25
Exercised	(85,343)	0.25
Outstanding at July 31, 2005	641,946	0.25

F–6

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2005
(Unaudited – See Notice to Reader)

4.	Share Capital Activity of REGI U.S., Inc.

	Number of	Value
Common shares issued:	Shares	US$
April 30, 2005	23,720,725	5,838,841
Stock issued for cash pursuant to options exercised	50,000	11,250
July 31, 2005	23,770,725	5,850,091

(a)	3,320,000 shares, having an approximate undiscounted fair market value as at July 31, 2005 of US$2,124,800, were owned by the Company as at April 30, 2005.

(b)

Approximately 3,500,000 shares, having an approximate undiscounted fair market value as at October 3, 2005, of US$2,273,904, were owned by Rand Energy Group Inc. as at July 31, 2005. The Company owns 51% of Rand Energy Group Inc.

(c)	A total of 1,687,750 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.28 per share with a weighted average remaining life of 2.17 years.

(d)	As at July 31, 2005, 516,400 share purchase warrants were outstanding. Each two one-half warrants may be exercised at a price of US$0.35 per share, expiring on December 24, 2005.

(e)	On May 27, 2005, REGI U.S., Inc. granted 125,000 stock options to employees and officers, exercisable at US$0.45 per share, up to May 27, 2010.

5.	Related Party Transactions

	(a)	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

(b)

The transactions are recorded at their exchange amounts, and the amounts owing to related companies, totalling $599,860 (April 30, 2005 - $164,267) are unsecured, non-interest bearing and due on demand. These companies are related due to the President of the Company controlling or significantly influencing these related companies.

(c)

The value of consulting services of US$37,500 (2004 – US$7,500) was charged to operations and $Nil (2004 - US$60,000) was charged to deferred development costs, which was contributed as donated capital by officers and directors of REGI U.S., Inc.

(d)

Administrative fees, public relations expenses, management fees and directors fees were paid to the officers, directors and companies controlled by officers and directors totaling $40,966 for services rendered.

(e)

On June 14, 2005, REGI U.S. Inc. entered into a consulting agreement with Clearvision Inc. (“the Consulting Agreement”) for the provision of public relations services to the Company, in consideration for 500,000 shares of the Company’s common stock at an agreed value of $0.70. These shares were provided to Clearvision by an affiliate, JGR Petroleum Inc. (“JGR”), a private company controlled by the president of the Company. The Company recognized $350,000 upon the payment of shares to Clearvision, of which $339,706 is recorded as a prepaid expense at July 31, 2005, and will be expensed over 34 weeks, which is the minimum term of the agreement. Clearvision Incorporated will design and implement a public relations campaign designed to create visibility for the Company.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

F–7

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended July 31, 2005
(Unaudited – See Notice to Reader)

6.	Commitments

	(a)	In connection with the acquisition of Rand Energy Group Inc. the Company has the following royalty obligations:

i.

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

ii.

Pursuant to a letter of understanding between the Company, REGI U.S., Inc. and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii.	1% net profit royalty will be payable to a director on all U.S. based sales.

(b)

The Company’s affiliate entered into a Distributors Agreement dated June 29, 2005 with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. The Company paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights. The Company’s affiliate has the remaining option to pay $300,000 for the European rights, of which $150,000 is to be paid within 90 days of the Agreement, and the balance of $150,000 by November 30, 2005. The rights are subject to a royalty of 5% of gross sales. The Company’s affiliate will receive 2 warrants of ANUVU’s common stock for every dollar paid for the distribution rights to a maximum of 1,000,000 warrants. Each warrant will be exercisable to acquire one share of ANUVU’s common stock at $0.01 per share up to one year from date of payment.

(c)	REGI U.S., Inc. is committed to fund 50% of the further development of the RC/DC Engine.

(d)	On April 21, 2005, REGI U.S., Inc. entered into an agreement with a firm that will provide public relations and consulting services for US$5,000 per month.

(e)

On June 7, 2005, REGI U.S., Inc. entered into a consulting agreement with a firm that will provide advisory and consulting services in consideration of US$15,000 or the issuance of 50,000 free trading common shares of REGI U.S., Inc.

(f)

On April 25, 2005, Rand Energy Group Inc. entered into a Finder’s Fee Agreement with an individual. The individual will receive a fee of 7.5% of all funds directly introduced to REGI U.S. Inc. upon the completion of the private placement. The individual will also receive a non-revocable option to acquire 50,000 shares of REGI at $0.90 from the Company. The individual will also receive a warrant from rand for up to 250,000 shares of REGI for three years at the same price as the private placement. The warrants will be issued at a rate of 10% of the issued shares or units of the REGI financing.

7.	Subsequent Events

	(a)	On August 22, 2005 the Company granted 200,000 stock options exercisable at US$0.75.

	(b)	On August 18, 2005 REGI U.S., Inc. issued 6,250 shares upon the exercise of stock options for proceeds of $2,812.

	(c)	On August 22, 2005, REGI U.S. Inc. cancelled 100,000 stock options.

F–8